                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 2)(1)

                          FiberNet Telecom Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    315653105
            --------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                October 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 315653105                                               Page 2 of 14



------------------------------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Nortel Networks Corporation
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                            (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO *
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Canada
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       78,571,429 **
                           ---------------------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
                                       0
                           ---------------------------------------------------------------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       78,571,429 **
                           ---------------------------------------------------------------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       0
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              78,571,429 **
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.7% ***
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 315653105


* In consideration for the receipt of 62,857,143 shares of Common Stock of the Issuer and the Warrant (as defined below), Nortel Networks Inc. exchanged $9,428,571 of senior debt of the Issuer previously held by Nortel Networks Inc.


** Includes 15,714,286 shares of Common Stock of the Issuer issuable upon exercise of a warrant received from the Issuer on October 30, 2002 and with an exercise price of $0.12/share (the "Warrant").

*** Calculated, pursuant to Exchange Act Rule 13d-3, on the basis of: (a) 716,515,187 shares of Common Stock of the Issuer issued and outstanding as of October 30, 2002 post-closing of the transactions described herein, as represented to Nortel Networks Inc. by the Issuer; and (b) the 15,714,286 shares of Common Stock of the Issuer subject to the Warrant, which is currently exercisable.

CUSIP NO. 315653105                                               Page 4 of 14



                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

     This Amendment No. 2 amends the Statement on Schedule 13D filed on February 12, 2001, as amended by Amendment No. 1 filed on December 11, 2001 (as amended, the "Statement"), by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc. ("FiberNet"). Capitalized terms used and not defined herein have the meanings set forth in the Statement. The Statement, as amended by this Amendment No. 2, is referred to herein as "Schedule 13D".

     With respect to Items 2, 4, 5 and 6 of the Statement, the Schedule I attached to the Statement is hereby replaced with the Schedule I attached hereto.

ITEM 1. SECURITY AND ISSUER

     Item 1 of the Statement is hereby amended to include the following after the first sentence:

     The 78,571,429 shares of Common Stock beneficially owned by Nortel Networks Corporation consist of: (a) 62,857,143 shares of Common Stock and (b) 15,714,286 shares of Common Stock issuable upon exercise of a warrant (the "Warrant"), at an exercise price of $0.12 per share. The Common Stock and the Warrant are held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a subsidiary of Nortel Networks Corporation.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2(d)-(e) is hereby restated:

     (d) - (e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended to include the following paragraphs after the first paragraph:

     Nortel Networks Inc. sold all of its remaining Common Stock (9,826,865 shares of Common Stock) and Series H Preferred Stock (104,578 shares of Series H Preferred Stock) on October 30, 2002 for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock pursuant to the Stock Purchase Agreement dated October 30, 2002 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A attached thereto.

     On October 30, 2002, Nortel Networks Inc. received 62,857,143 shares of Common Stock and the Warrant from FiberNet for $9,428,571 of senior debt of FiberNet previously held by Nortel Networks Inc.

ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 of the Statement is hereby amended to read as follows:

CUSIP NO. 315653105                                               Page 5 of 14


     The 11,459,041 shares of Common Stock beneficially owned by Nortel Networks Inc. at February 1, 2001 were issuable upon the conversion of 426,333 shares of Series H Preferred Stock and 62,500 shares of Series I Preferred Stock. At their respective original issuance dates, the Series H Preferred Stock was convertible into 4,263,330 shares of Common Stock and the Series I Preferred Stock was convertible into 625,000 shares of Common Stock. Pursuant to the Certificate of Incorporation, following the issuance by FiberNet of 6,440,000 shares of Common Stock and warrants to purchase approximately 1,488,000 shares of Common Stock, the number of shares of Common Stock into which the Series H Preferred Stock is convertible increased to 9,744,755 and the number of shares of Common Stock into which the Series I Preferred Stock is convertible increased to 1,714,286.

     As of December 7, 2001, and as the result of accrued dividends payable with respect to the Series H Preferred Stock and Series I Preferred Stock, the Series H Preferred Stock was convertible into an aggregate of 10,472,366 shares of Common Stock and the Series I Preferred Stock was convertible into an aggregate of 1,901,253 shares of Common Stock.

     In connection with the December 7, 2001 transaction, Nortel Networks Inc.
(a) converted 373,947 shares of Series H Preferred Stock into 8,547,360 shares of Common Stock, and (b) converted all of its shares of Series I Preferred Stock into 1,901,253 shares of Common Stock. In addition, in connection with the December 7, 2001 transaction, the number of shares of Common Stock into which Nortel Networks Inc.'s remaining 100,000 shares of Series H Preferred Stock are convertible increased to 7,633,588.

     Nortel Networks Inc. sold all of its remaining Common Stock (9,826,865 shares of Common Stock) and Series H Preferred Stock (104,578 shares of Series H Preferred Stock, which included 4,578 shares due to accrued dividends) on October 30, 2002 for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock.

     On October 30, 2002, Nortel Networks Inc. received 62,857,143 shares of Common Stock and the Warrant from FiberNet for $9,428,571 of senior debt of FiberNet previously held by Nortel Networks Inc.

     The October 30, 2002 transaction was part of a larger corporate transaction by FiberNet, which included the sale of FiberNet senior debt held by several other investors to FiberNet for shares of Common Stock and warrants from FiberNet, as well as the issuance of shares of Common Stock of FiberNet to new investors. As part of this larger corporate transaction, Nortel Networks Inc. sold certain other FiberNet debt to a third party pursuant to the Note Purchase Agreement dated as of October 30, 2002 by and among Nortel Networks Inc. and SDS Merchant Fund, L.P. Nortel Networks Inc. plans to sell a further approximately $286,000 of senior debt to FiberNet for further shares of Common Stock of FiberNet.

     Except as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named on Schedule I hereto has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, other than (subject to the Investor's Rights Agreement described in Item 6) sales of shares of Common Stock of FiberNet that Nortel Networks Inc. may make from time to time based on market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Number and Percentage of Securities Owned:

          The first paragraph of Item 5(a) is hereby amended to read as follows:

               Nortel Networks Corporation is the beneficial owner of 78,571,429 shares of Common Stock, representing approximately 10.7% of the Common Stock issued and outstanding. The 78,571,429 shares

CUSIP NO. 315653105                                               Page 6 of 14


     include 15,714,286 shares of Common Stock issuable upon conversion of the Warrant, at an exercise price of $0.12 per share.


     (b)  Type of Ownership:

          Item 5(b) is hereby amended to read as follows:

               Nortel Networks Corporation has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 78,571,429 shares of Common Stock.

     (c)  Transactions in Securities:

          Item 5(c) is hereby amended to read as follows:

               Nortel Networks Inc. sold 9,826,865 shares of Common Stock and 104,578 shares of Series H Preferred Stock on October 30, 2002, in a private sale, for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock, pursuant to the Stock Purchase Agreement dated October 30, 2002 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A attached thereto.

               Except as otherwise described herein, neither Nortel Networks Corporation nor, the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in FiberNet Common Stock or Series H Preferred Stock during the past 60 days.

     (d)  Right to Receive Dividends:

          Item 5(d) is hereby amended to read as follows:

               Nortel Networks Inc. holds all rights associated with its shares of Common Stock and the Warrant, including the right to receive dividends on such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to include the following paragraphs:

     Nortel Networks Inc. is also a party to a Common Stock and Warrant Purchase Agreement made as of October 30, 2002 by and among FiberNet and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc. (collectively, the "Investors"), in order to provide for, subject to certain conditions, the purchase by the Investors from FiberNet of an aggregate of 440,000,000 shares of Common Stock and warrants of FiberNet to purchase an aggregate of 110,000,000 shares of Common Stock for an aggregate purchase price of $66,000,000 (as paid by means of cancellation of indebtedness). The warrants have an exercise price equal to $0.12 per share and are immediately exercisable.

     Nortel Networks Inc. is also party to an Investor's Rights Agreement made as of October 30, 2002 between FiberNet and the Investors, in order to provide the Investors with certain rights to register shares of FiberNet's Common Stock. Pursuant to the Investor's Rights Agreement, and subject to certain conditions, in connection with a "Qualified Public Offering", as defined in the Investor's Rights Agreement, of FiberNet's equity securities for cash and upon request of the underwriters managing such offering of FiberNet's securities, Nortel Networks Inc. has agreed not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of FiberNet (other than any disposed of in the registration and those acquired by Nortel Networks Inc. in the registration or thereafter in open market transactions) without the prior written consent of such underwriters, for

CUSIP NO. 315653105                                               Page 7 of 14

such period of time (not to exceed (i) 180 days with respect to the next Qualified Public Offering and (ii) 90 days with respect to each other Qualified Public Offering, or in each case such shorter period as FiberNet agrees to with any other person) from the effective date of such registration as may be requested by such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such Qualified Public Offering. Nortel Networks Inc. has also agreed not to transfer any of its shares of Common Stock or the Warrant, or Common Stock received upon any exercise of the Warrant, during the period from October 30, 2002 to February 28, 2003, except pursuant to a "Permitted Sale", as defined in the Investor's Rights Agreement. Nortel Networks Inc. has also agreed to a right of first offer to purchase its pro rata share of all FiberNet "Equity Securities", as defined in the Investor's Rights Agreement, that FiberNet may, from time to time, propose to sell and issue after October 30, 2002, other than certain excluded Equity Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to include the following:

     Exhibit 5 Common Stock and Warrant Purchase Agreement made as of October 30, 2002 by and among FiberNet Telecom Group, Inc. and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc.

     Exhibit 6 Investor's Rights Agreement made as of October 30, 2002 between FiberNet Telecom Group, Inc. and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc.

     Exhibit 7 Stock Purchase Agreement dated as of October 30, 2002 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A attached thereto.

     Exhibit 8 Note Purchase Agreement dated as of October 30, 2002 by and among Nortel Networks Inc. and SDS Merchant Fund, L.P.

CUSIP NO. 315653105                                               Page 8 of 14



                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date: November 1, 2002                      NORTEL NETWORKS CORPORATION


                                                      /s/  [Conformed Signature]
                                                  ------------------------------
                                                  By:  Katharine B. Stevenson
                                                  Title:  Treasurer



                                                      /s/  [Conformed Signature]
                                                   -----------------------------
                                                   By:  Blair F. Morrison
                                                   Title:  Assistant Secretary

CUSIP NO. 315653105                                               Page 9 of 14





                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                           AND NORTEL NETWORKS LIMITED
                        DIRECTORS AND EXECUTIVE OFFICERS

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



NAME AND CITIZENSHIP                           PRINCIPAL OCCUPATION AND ADDRESS
--------------------                           --------------------------------
DIRECTORS

James Johnston Blanchard                       Piper Rudnick
American                                       901-15th Street, N.W., Suite 700
                                               Washington, D.C. 20005-2301 U.S.A.

Robert Ellis Brown                             President and Chief Executive Officer
Canadian/British                               Bombardier Inc.
                                               800 Rene-Levesque Boulevard West, 29th Floor
                                               Montreal, Quebec H3B 1Y8 Canada

John Edward Cleghorn                           Chairman of the Board
Canadian                                       SNC-Lavalin Group Inc.
                                               200 Bay Street, South Tower, Suite 3115
                                               Royal Bank Plaza
                                               Toronto, Ontario M5J 2J5 Canada

Frank Andrew Dunn                              President and Chief Executive Officer
Canadian                                       Nortel Networks Corporation
                                               and Nortel Networks Limited

L. Yves Fortier                                Chairman and Senior Partner
Canadian                                       Ogilvy Renault
                                               1981 McGill College Avenue, 12th Floor
                                               Montreal, Quebec H3A 3C1 Canada

CUSIP NO. 315653105                                               Page 10 of 14

Robert Alexander Ingram                        Chief Operating Officer and President,
American                                       Pharmaceutical Operations
                                               GlaxoSmithKline
                                               5 Moore Drive, Research Triangle Park, N.C.
                                               27709 U.S.A.

William Arthur Owens                           Co-Chief Executive Officer and Vice Chairman
American                                       Teledesic LLC
                                               1445 120th Avenue N.E.
                                               Bellevue, Washington
                                               98005 U.S.A.

Guylaine Saucier                               1321 Sherbrooke Street West, Apartment C-61
Canadian                                       Montreal, Quebec H3G 1J4 Canada

Sherwood Hubbard Smith, Jr.                    Chairman Emeritus of the Board
American                                       CP&L
                                               One Hanover Square Building
                                               421 Fayetteville Street Mall
                                               Raleigh, N.C. 27601-1748 U.S.A.

Lynton Ronald Wilson                           Chairman of the Board
Canadian                                       CAE Inc.
                                               483 Bay Street
(Chairman of the Board of Nortel Networks      Floor 7, North Tower
Corporation and Nortel Networks Limited)       Toronto, Ontario M5G 2E1 Canada

OFFICERS

Frank Andrew Dunn                              President and Chief Executive Officer
Canadian

Douglas Charles Beatty                         Chief Financial Officer
Canadian

Nicholas John DeRoma                           Chief Legal Officer
American

D. Gregory Mumford                             Chief Technology Officer
Canadian

Pascal Debon                                   President, Wireless Networks
French

CUSIP NO. 315653105                                               Page 11 of 14

Chahram Bolouri                                President, Global Operations
Canadian

Brian William McFadden                         President, Optical Networks
Canadian

Gary Richard Donahee                           President, Americas
American

Stephen Charles Pusey                          President, Europe, Middle East and Africa
U.K.

Susan Spradley                                 President, Wireline Networks
American

Masood Ahmad Tariq                             President, Asia
American/Canadian

William John Donovan                           Senior Vice-President, Human Resources
American

Michael Jerard Gollogly                        Controller
Canadian

Adrian Joseph Donoghue                         General Auditor
Canadian

Katharine Berghuis Stevenson                   Treasurer
Canadian/American

Deborah Jean Noble                             Corporate Secretary
Canadian

Richard Clyde Ricks                            Chief Information Officer
American

Steven Leo Schilling                           President, Enterprise Accounts
American

Linda Faye Mezon                               Assistant Controller
Canadian/American

John Marshall Doolittle                        Vice President, Tax
Canadian

CUSIP NO. 315653105                                               Page 12 of 14

Blair Fraser Morrison                          Assistant Secretary
Canadian

MaryAnne Elizabeth Pahapill                    Assistant Treasurer
Canadian

CUSIP NO. 315653105                                               Page 13 of 14


                            DIRECTORS AND OFFICERS OF
                              NORTEL NETWORKS INC.

       The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.

DIRECTORS
                         Mary M. Cross                         President and Vice-President, Finance
                         American

                         Katharine B. Stevenson                Treasurer, Nortel Networks Corporation
                         Canadian/American                     and Nortel Networks Limited
                                                               8200 Dixie Road, Suite 100
                                                               Brampton, Ontario L6T 5P6
                                                               Canada
OFFICERS
                         Mary M. Cross                         President and Vice-President, Finance
                         American

                         Lynn C. Egan                          Assistant Secretary
                         American

                         Thomas A. Gigliotti                   Assistant Secretary
                         American                              4006 E. Chapel Hill-Nelson Highway
                                                               Research Triangle Park, North Carolina 27709
                                                               USA

                         Ernest R. Higginbotham                Assistant Secretary
                         American                              2221 Lakeside Blvd.
                                                               Richardson, Texas 75082-4399
                                                               USA

                         Paul T. Knudsen                       Assistant Secretary
                         Canadian                              5405 Windward Parkway
                                                               Alpharetta, Georgia 30004
                                                               USA

                         Monica L. Lester                      Assistant Treasurer
                         American

CUSIP NO. 315653105                                               Page 14 of 14

                         Claudio Morfe                         Assistant Secretary
                         American                              880 Technology Park
                                                               Billerica, Massachusetts 01821
                                                               USA

                         Deborah J. Noble                      Corporate Secretary, Nortel Networks Corporation
                         Canadian                              and Nortel Networks Limited
                                                               Assistant Secretary, Nortel Networks Inc.
                                                               8200 Dixie Road, Suite 100
                                                               Brampton, Ontario L6T 5P6
                                                               Canada

                         Roger A. Schecter                     Secretary
                         American